Exhibit 99.1

ARIS MINING ACHIEVES 2024 PRODUCTION GUIDANCE AND
PROVIDES 2025 OUTLOOK

Vancouver, Canada, January 15, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) reports 2024 gold production of 210,955 ounces (oz) from its two operations in Colombia, with 187,583 oz from Segovia and 23,372 oz from the Marmato Upper Mine, and achieving the revised 2024 guidance range of 205,000 to 220,000 oz.[1]

2024 Gold Production Highlights:

•	Gold production of 57,364 oz in Q4 2024 delivering the highest quarterly production of the year.
•	Gold production in the second half of 2024 of 110,972 oz was 11% higher compared to H1 2024.

Table 1: 2024 Gold Production and Sales (oz) by Quarter

Operation	Q1 2024	Q2 2024	Q3 2024	Q4 2024*	Full Year 2024
Segovia Operations	44,908	43,705	47,493	51,477	187,583
Marmato Upper Mine	5,859	5,511	6,115	5,887	23,372
Total Gold Production	50,767	49,216	53,608	57,364	210,955
Total Gold Sales	51,044	49,469	53,769	56,334	210,616

*The Q4 2024 results provided in this news release are approximate and may differ from the final results to be included in the Company’s 2024 annual audited financial statements and MD&A, which the Company expects to release in early March 2025.

 Neil Woodyer, CEO of Aris Mining, commented “Looking ahead to 2025, we expect total gold production of between 230,000 and 275,000 ounces as we begin to realize growth from our expansion projects. At Segovia, the processing facility's capacity is being expanded by 50% to 3,000 tonnes per day (tpd). Construction remains on track for completion in Q1 2025, with commissioning scheduled for Q2 2025. The mill feed rate is expected to increase gradually during the second half of 2025, rising from the current 2,000 tpd to the full 3,000 tpd by year-end. Meanwhile, construction of the Marmato Lower Mine continues to progress, with combined production from the Upper and Lower Mines expected to ramp up in 2026.

As of December 31, 2024, we hold US$253 million of cash, providing strong funding for these projects. Following project completion and ramp up, we are targeting annual gold production of approximately 500,000 ounces. Additionally, we are advancing key strategic priorities, including environmental and technical studies at the top-tier Soto Norte gold-copper project. Results of these studies are expected in mid-2025. Aris Mining is well positioned for both near and long-term growth and value creation.”

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1 On October 7, 2024, Aris Mining announced it was targeting gold production of between 185,000 to 195,000 ounces in 2024 from the Segovia Operations and leaving 2024 production guidance for the Marmato Upper Mine unchanged at 20,000 – 25,000 ounces.

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2025 Gold Production and AISC Guidance:

•	During 2025, Aris Mining expects consolidated gold production of between 230,000 and 275,000 oz, with in-progress expansion projects to contribute to production growth in 2025 and beyond.
•	In 2025, the Segovia Operations are projected to produce between 210,000 and 250,000 ounces of gold, with approximately 50% to 55% sourced from Owner Mining and 45% to 50% from mill-feed purchased from contract mining partners (CMPs). For the Owner Mining segment, AISC[2] per ounce sold is expected to range between $1,450 and $1,600[3] and the CMP segment is expected to achieve an AISC[2] sales margin of 35% to 40%.
•	Aris Mining will resume providing AISC guidance for the Marmato Mine when the Lower Mine achieves commercial production, which is expected in 2026.

Table 2: 2025 Production and Cost Guidance3

Operation	Segovia Operations	Marmato Upper Mine
Gold production (oz)	210,000 to 250,000	20,000 to 25,000
Cash cost[2] (US$/oz) - Owner Mining	$1,050 to $1,150
AISC[2] (US$/oz) - Owner Mining	$1,450 to $1,600
AISC[2] sales margin (%) - CMP segment	35% to 40%

Technical Disclosure and Qualified Person

The technical information in this news release was reviewed and approved by Pamela De Mark, P.Geo, Senior Vice President, Geology and Exploration of Aris Mining, who is a Qualified Person as defined by NI 43-101.

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (“ARIS”) and the NYSE-A (“ARMN”) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

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2 AISC and cash cost are non-IFRS financial measures and do not have any standardized meaning prescribed under IFRS. Therefore, they may not be comparable to similar measures reported by other issuers. Please refer to the Non-IFRS Measures section of the Company's most recently filed Management's Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2024, available on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov for full details and reconciliations. The Non-IFRS Measures section of the MD&A is incorporated by reference into this press release.

3 2025 cash cost and AISC forecasts are based on a gold price of US$2,600/oz and a USD to Colombian peso exchange rate of 4,200.

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Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of approximately 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Lower Mine, which is expected to reach full production in 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

For further information, contact:

Oliver Dachsel
Senior Vice President, Capital Markets
+1.917.847.0063
info@aris-mining.com

Forward-Looking Information

This news release contains “forward-looking information” or “forward-looking statements” within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, are forward looking statements, including, without limitation, statements relating to the expected gold production in Q4 2024 and 2025, the timeline and potential benefits of the Segovia processing plant expansion, the timeline and production capacity of the Marmato Lower Mine expansion, expected gold production following completion of the Segovia and Marmato Lower Mine expansion projects, AISC and other financial estimates and cost guidance, timeline of completion for the environmental and technical studies for the Soto Norte Project, the projected benefits of partnering with CMPs and the growth strategies utilized by the Company. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will continue” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

Statements concerning mineral resources and mineral reserve estimates may also be deemed to constitute forward looking information to the extent that they involve estimates of the mineralization that will be encountered.

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled “Risk Factors” in Aris Mining's Annual Information Form dated March 6, 2024 which is available on SEDAR+ at www.sedarplus.ca and in the Company's filings with the SEC at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.

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The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release contains information that may constitute future-oriented financial information or financial outlook information (collectively, “FOFI”) about the Company's prospective financial performance, financial position, or cash flows, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company's actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company's future operations and management's current expectations relating to the Company's future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise.

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